Zodiac Exploration Inc.

TSX VENTURE: ZEX

March 26, 2012

Zodiac Appoints Interim Chief Financial Officer

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announced today that effective immediately the Company has appointed Michelle Lemmens as interim CFO of the Company.

Mr. Randy Neely, formerly CFO, has resigned from Zodiac to join a Calgary based international exploration and production company as Vice President Finance & CFO.

Randy Neely commented, “This was a difficult decision as I continue to have great confidence in the ultimate success of Zodiac, but the opportunity presented to me could not be ignored.  I will continue to be available for an interim period to assist the company in this transition”.

Murray Rodgers, President and CEO commented, "We wish Randy great success in his new position and thank him for all of his efforts over the past four years.“

JV Process

The Company is actively working with its advisor ScotiaWaterous to conclude a Joint Venture arrangement for the Company’s operations in California.  Murray Rodgers commented, "We are pleased with our progress to date and we look forward to updating our shareholders as we advance our joint venture process".

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", “confirms”, "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes.  In particular, this press release contains forward-looking statements concerning the Company's joint venture process.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The appointment of Michelle Lemmens as the interim Chief Financial Officer is subject to receipt of all required regulatory approvals.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

www.zodiacexploration.ca